EXHIBIT 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business December 31, 2011, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$19,751
Interest-bearing balances		23,384
Securities:
Held-to-maturity securities		0
Available-for-sale securities		195,800
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		4,151
Securities purchased under agreements to resell		23,225
Loans and lease financing receivables:
Loans and leases held for sale		28,417
Loans and leases, net of unearned income	711,276
LESS: Allowance for loan and lease losses	16,360
Loans and leases, net of unearned income and allowance		694,916
Trading Assets		56,692
Premises and fixed assets (including capitalized leases)		7,977
Other real estate owned		4,485
Investments in unconsolidated subsidiaries and associated companies		607
Direct and indirect investments in real estate ventures		99
Intangible assets
Goodwill		21,252
Other intangible assets		22,891
Other assets		57,843

Total assets		$1,161,490

LIABILITIES
Deposits:
In domestic offices		$832,749
Noninterest-bearing	234,375
Interest-bearing	598,374
In foreign offices, Edge and Agreement subsidiaries, and IBFs		72,904
Noninterest-bearing	2,140
Interest-bearing	70,764
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		2,591
Securities sold under agreements to repurchase		13,050

Dollar Amounts In Millions
Trading liabilities	23,460
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	39,703
Subordinated notes and debentures	18,609
Other liabilities	33,933

Total liabilities	$1,036,999

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	99,326
Retained earnings	18,744
Accumulated other comprehensive income	4,769
Other equity capital components	0

Total bank equity capital	123,358
Noncontrolling (minority) interests in consolidated subsidiaries	1,133

Total equity capital	124,491

Total liabilities, and equity capital	$1,161,490

I, Timothy J. Sloan, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Timothy J. Sloan

EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf	Directors
Carrie Tolstedt
Michael Loughlin